one
16 Funston Avenue, Suite A

The Presidio of San Francisco

San Francisco, CA 94129

June 21, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	one Acceleration Request for Registration Statement on Form S-4 Filed April 1, 2021, as amended File No. 333-254973

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), one (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern time, on Tuesday, June 22, 2021, or as soon as thereafter practicable, unless we or our outside counsel, Cadwalader, Wickersham & Taft LLP, request by telephone that such Registration Statement be declared effective at some other time.

The Company hereby acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that you contact Andrew Alin, of Cadwalader, Wickersham & Taft LLP, at (212) 504-6889, as soon as the Registration Statement has been declared effective, or if you have any other questions regarding this matter.

Sincerely,

/s/ Troy B. Steckenrider III
Troy B. Steckenrider III
Chief Financial Officer

cc:	Cadwalader, Wickersham & Taft LLP